Exhibit 99.1

Hello Group Inc. Announces Unaudited Financial Results for the First Quarter of 2023

BEIJING, CHINA, June 6, 2023 – Hello Group Inc. (NASDAQ: MOMO) (“Hello Group” or the “Company”), a leading mobile social and entertainment platform in China, today announced its unaudited financial results for the first quarter of 2023.

First Quarter of 2023 Highlights

•	Net revenues decreased by 10.5% year over year to RMB2,818.9 million (US$410.5 million*) in the first quarter of 2023.

•	Net income attributable to Hello Group Inc. increased to RMB390.3 million (US$56.8 million) in the first quarter of 2023, from RMB289.9 million in the same period of 2022.

•	Non-GAAP net income attributable to Hello Group Inc. (note 1) increased to RMB471.9 million (US$68.7 million) in the first quarter of 2023, from RMB398.5 million in the same period of 2022.

•	Diluted net income per American Depositary Share (“ADS”) was RMB1.96 (US$0.29) in the first quarter of 2023, compared to RMB1.42 in the same period of 2022.

•	Non-GAAP diluted net income per ADS (note 1) was RMB2.36 (US$0.34) in the first quarter of 2023, compared to RMB1.94 in the same period of 2022.

•

Monthly Active Users (“MAU”) on Momo application were 106.5 million in March 2023, compared to 110.9 million in March 2022. MAU on Tantan application were 19.5 million in March 2023, compared to 25.6 million in March 2022.

•

For the Momo app total paying users was 7.8 million for the first quarter of 2023, compared to 8.6 million for the same period last year. Tantan had 1.6 million paying users for the first quarter of 2023 compared to 2.4 million from the year ago period.

“We delivered solid results in the first quarter, laying a good foundation for our business development in the post-pandemic era.” Commented Yan Tang, Chairman and CEO of Hello Group. “I am happy to see that our team has been executing well against our strategic priorities across all business lines. Tantan delivered its first quarterly profit at the operating level, and the Momo cash cow business maintained its productivity thanks to our solid cost control, both of which contributed to the improvement of the Group’s profitability.”

First Quarter of 2023 Financial Results

Net revenues

Total net revenues were RMB2,818.9 million (US$410.5 million) in the first quarter of 2023, a decrease of 10.5% from RMB3,148.1 million in the first quarter of 2022.

Live video service revenues were RMB1,429.3 million (US$208.1 million) in the first quarter of 2023, a decrease of 11.2% from RMB1,608.7 million during the same period of 2022. The decrease was primarily attributable to pressure on Momo application caused by COVID related factors and products adjustments to meet regulatory changes in the second quarter of 2022.

*

This press release contains translations of certain Renminbi amounts into U.S. dollars at specified rates solely for the convenience of readers. Unless otherwise noted, all translations from Renminbi to U.S. dollars, in this press release, were made at a rate of RMB 6.8676 to US$1.00, the effective noon buying rate for March 31, 2023 as set forth in the H.10 statistical release of the Federal Reserve Board.

Value-added service revenues mainly include virtual gift revenues and membership subscription revenues. Total value-added service revenues were RMB1,361.5 million (US$198.2 million) in the first quarter of 2023, a decrease of 8.2% from RMB1,483.4 million during the same period of 2022. The year over year decrease was primarily due to the negative impact of pandemic on traffic and users’ propensity to pay, as well as channel investments reduction of Tantan. The decrease was partially offset by the rapid revenue growth from the new standalone apps.

Mobile marketing revenues were RMB21.1 million (US$3.1 million) in the first quarter of 2023, a decrease of 24.4% from RMB27.9 million during the same period of 2022. The decrease in mobile marketing revenues was due to the decreased demand from brand marketers.

Mobile games revenues were RMB3.7 million (US$0.5 million) in the first quarter of 2023, a decrease of 85.5% from RMB25.5 million in the first quarter of 2022. The decrease in mobile game revenues was mainly due to the Company’s strategic decision to pivot away from game distribution business.

Net revenues from the Momo segment decreased from RMB2,798.9 million in the first quarter of 2022 to RMB2,510.1 million (US$365.5 million) in the first quarter of 2023, primarily due to the decrease in net revenues from live video service and value-added service on Momo application, partially offset by the growth of value-added service business from the new standalone apps. Net revenues from the Tantan segment decreased from RMB349.0 million in the first quarter of 2022 to RMB308.6 million (US$44.9 million) in the first quarter of 2023, due to the negative impact of COVID and the reduction in channel investments.

Cost and expenses

Cost and expenses were RMB2,419.1 million (US$352.2 million) in the first quarter of 2023, a decrease of 14.2% from RMB2,820.0 million in the first quarter of 2022. The decrease was primarily attributable to: (a) a decrease in sales and marketing expenses due to our initiatives to control cost and optimize Tantan’s channel marketing strategy; (b) a decrease in revenue sharing with broadcasters related to Momo’s core live video service and with virtual gift recipients for virtual gift service on the Momo application, which was partially offset by an increase in revenue sharing with virtual gift recipients for new standalone apps; (c) a decrease in salary expenses and share-based compensation expenses, due to our continuous optimization in personnel costs and the decreased fair value of newly granted share options.

Non-GAAP cost and expenses (note 1) were RMB2,337.4 million (US$340.4 million) in the first quarter of 2023, a decrease of 13.8% from RMB2,711.4 million during the same period of 2022.

Income from operations

Income from operations was RMB436.2 million (US$63.5 million) in the first quarter of 2023, compared to RMB352.0 million during the same period of 2022. Income from operations of the Momo segment was RMB435.0 million (US$63.3 million) in the first quarter of 2023, which decreased from RMB519.2 million in the first quarter of 2022. Income from operations of the Tantan segment was RMB5.2 million (US$0.8 million) in the first quarter of 2023, compared to loss from operations of RMB161.8 million in the first quarter of 2022.

Non-GAAP income from operations (note 1) was RMB517.8 million (US$75.4 million) in the first quarter of 2023, compared to RMB460.6 million during the same period of 2022. Non-GAAP income from operations of the Momo segment was RMB507.5 million (US$73.9 million) in the first quarter of 2023, which decreased from RMB624.0 million in the first quarter of 2022. Non-GAAP income from operations of the Tantan segment was RMB14.5 million (US$2.1 million) in the first quarter of 2023, compared to non-GAAP loss from operations of RMB157.9 million in the first quarter of 2022.

Income tax expenses

Income tax expenses were RMB122.6 million (US$17.9 million) in the first quarter of 2023, compared to RMB150.8 million in the first quarter of 2022. The decrease was primarily due to the lower profit in the first quarter of 2023 from Momo segment.

Net income

Net income was RMB389.5 million (US$56.7 million) in the first quarter of 2023, compared to RMB288.8 million during the same period of 2022. Net income from the Momo segment was RMB389.0 million (US$56.6 million) in the first quarter of 2023, compared to RMB456.5 million in the same period of 2022. Net income from the Tantan segment was RMB4.5 million (US$0.7 million) in the first quarter of 2023, compared to a net loss of RMB162.4 million in the first quarter of 2022.

Non-GAAP net income (note 1) was RMB471.1 million (US$68.6 million) in the first quarter of 2023, compared to RMB397.4 million during the same period of 2022. Non-GAAP net income from the Momo segment was RMB461.5 million (US$67.2 million) in the first quarter of 2023, which decreased from RMB561.3 million in the first quarter of 2022. Non-GAAP net income of the Tantan segment was RMB13.7 million (US$2.0 million) in the first quarter of 2023, compared to a non-GAAP net loss of RMB158.6 million in the first quarter of 2022.

Net income attributable to Hello Group Inc.

Net income attributable to Hello Group Inc. was RMB390.3 million (US$56.8 million) in the first quarter of 2023, compared to RMB289.9 million during the same period of 2022.

Non-GAAP net income (note 1) attributable to Hello Group Inc. was RMB471.9 million (US$68.7 million) in the first quarter of 2023, compared to RMB398.5 million during the same period of 2022.

Net income per ADS

Diluted net income per ADS was RMB1.96 (US$0.29) in the first quarter of 2023, compared to RMB1.42 in the first quarter of 2022.

Non-GAAP diluted net income per ADS (note 1) was RMB2.36 (US$0.34) in the first quarter of 2023, compared to RMB1.94 in the first quarter of 2022.

Cash and cash flow

As of March 31, 2023, the Company’s cash, cash equivalents, short-term deposits, long-term deposits, short-term investments, short-term restricted cash and long-term restricted cash totaled RMB13,352.2 million (US$1,944.2 million), compared to RMB13,398.8 million as of December 31, 2022.

Net cash provided by operating activities in the first quarter of 2023 was RMB451.1 million (US$65.7 million), compared to RMB43.3 million in the first quarter of 2022.

Recent Development

Payment of a special cash dividend

In March 2023, Hello Group’s board of directors declared a special cash dividend in the amount of US$0.72 per ADS, or US$0.36 per ordinary share. The cash dividend was paid in May 2023 to shareholders of record at the close of business on April 28, 2023. The aggregate amount of cash dividends paid was US$136.6 million.

Execution of share repurchase program

On June 7, 2022, Hello Group’s board of directors authorized a share repurchase program under which the Company may repurchase up to US$200 million of its shares over the next 24 months. As of June 6, 2023, the Company has repurchased 12.1 million ADSs for US$57.2 million on the open market under this program, at an average purchase price of US$4.72 per ADS.

Business Outlook

For the second quarter of 2023, the Company expects total net revenues to be between RMB3.0 billion to RMB3.1 billion, representing a decrease of 3.5% to 0.3% year over year. This forecast reflects the Company’s current and preliminary views on the market and operational conditions, which are subject to change.

Note 1: Non-GAAP measures

To supplement our consolidated financial statements presented in accordance with U.S. generally accepted accounting principles (“GAAP”), we, Hello Group, use various non-GAAP financial measures that are adjusted from the most comparable GAAP results to exclude share-based compensation.

Reconciliations of our non-GAAP financial measures to our U.S. GAAP financial measures are shown in tables at the end of this earnings release, which provide more details about the non-GAAP financial measures.

Our non-GAAP financial information is provided as additional information to help investors compare business trends among different reporting periods on a consistent basis and to enhance investors’ overall understanding of the historical and current financial performance of our continuing operations and our prospects for the future. Our non-GAAP financial information should be considered in addition to results prepared in accordance with GAAP, but should not be considered a substitute for or superior to the GAAP results. In addition, our calculation of the non-GAAP financial measures may be different from the calculation used by other companies, and therefore comparability may be limited.

Our non-GAAP information (including non-GAAP cost and operating expenses, income (loss) from operations, net income (loss), net income attributable to Hello Group Inc., and diluted net income per ADS) is adjusted from the most comparable GAAP results to exclude share-based compensation. A limitation of using these non-GAAP financial measures is that share-based compensation has been and will continue to be for the foreseeable future significant recurring expenses in our results of operations. We compensate for such limitation by providing reconciliations of our non-GAAP measures to our U.S. GAAP measures. Please see the reconciliation tables at the end of this earnings release.

Conference Call

Hello Group’s management will host an earnings conference call on Tuesday, June 6, 2023, at 8:00 a.m. U.S. Eastern Time (8:00 p.m. Beijing / Hong Kong Time on June 6, 2023).

Participants can register for the conference call by navigating to:

https://s1.c-conf.com/diamondpass/10030926-ahys7h.html.

Upon registration, each participant will receive details for the conference call, including dial-in numbers, conference call passcode and a unique access PIN. Please dial in 10 minutes before the call is scheduled to begin.

A telephone replay of the call will be available after the conclusion of the conference call through June 13, 2023. The dial-in details for the replay are as follows:

U.S. / Canada: 1-855-883-1031

Hong Kong:        800-930-639

Passcode:            10030926

Additionally, a live and archived webcast of the conference call will be available on the Investor Relations section of Hello Group’s website at https://ir.hellogroup.com.

About Hello Group Inc.

We are a leading player in China’s online social and entertainment space. Through Momo, Tantan and other properties within our product portfolio, we enable users to discover new relationships, expand their social connections and build meaningful interactions. Momo is a mobile application that connects people and facilitates social interactions based on location, interests and a variety of online recreational activities. Tantan, which was added into our family of applications through acquisition in May 2018, is a leading social and dating application. Tantan is designed to help its users find and establish romantic connections as well as meet interesting people. We also operate a number of other applications to serve different social and entertainment demands from our users.

For investor and media inquiries, please contact:

Hello Group Inc.

Investor Relations

Phone: +86-10-5731-0538

Email: ir@hellogroup.com

Christensen

In China

Mr. Eric Yuan

Phone: +86-10-5900-1548

E-mail: eric.yuan@christensencomms.com

In U.S.

Ms. Linda Bergkamp

Phone: +1-480-614-3004

Email: linda.bergkamp@christensencomms.com

Safe Harbor Statement

This news release contains “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the Private Securities Litigation Reform Act of 1995. These forward-looking statements include but are not limited to our management quotes, our financial outlook for the second quarter of 2023, as well as the amount of, timing, methods and funding sources for repurchases of our shares under the share repurchase program.

Our forward-looking statements are not historical facts but instead represent only our belief regarding expected results and events, many of which, by their nature, are inherently uncertain and outside of our control. Our actual results and other circumstances may differ, possibly materially, from the anticipated results and events indicated in these forward-looking statements. Announced results for the first quarter of 2023 are preliminary, unaudited and subject to audit adjustment. In addition, we may not meet our financial outlook for the second quarter of 2023 and may be unable to grow our business in the manner planned. We may also modify our strategy for growth. Moreover, there are other risks and uncertainties that could cause our actual results to differ from what we currently anticipate, including those relating to our ability to retain and grow our user base, our ability to attract and retain sufficiently trained professionals to support our operations, our ability to anticipate and develop new services and enhance existing services to meet the demand of our users or customers, the impact of the COVID-19 pandemic on the Company’s business operations and the economy in China, the market price of the Company’s stock prevailing from time to time, the nature of other investment opportunities presented to the Company from time to time, the Company’s cash flows from operations, general economic conditions, and other factors. For additional information on these and other important factors that could adversely affect our business, financial condition, results of operations, and prospects, please see our filings with the U.S. Securities and Exchange Commission.

All information provided in this press release and in the attachments is as of the date of the press release. We undertake no obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise, after the date of this release, except as required by law. Such information speaks only as of the date of this release.

Hello Group Inc.

Unaudited Condensed Consolidated Statement of Operations

(All amounts in thousands, except share and per share data)

	Three months Ended March 31
	2022 RMB	2023 RMB	2023 US$
Net revenues:
Live video service	1,608,723	1,429,340	208,128
Value-added service	1,483,431	1,361,469	198,246
Mobile marketing	27,873	21,071	3,068
Mobile games	25,497	3,699	539
Other services	2,554	3,279	477

Total net revenues	3,148,078	2,818,858	410,458
Cost and expenses:
Cost of revenues	(1,821,388)	(1,664,188)	(242,325)
Research and development	(250,195)	(236,803)	(34,481)
Sales and marketing	(588,577)	(379,786)	(55,301)
General and administrative	(159,835)	(138,298)	(20,138)

Total cost and expenses	(2,819,995)	(2,419,075)	(352,245)
Other operating income (loss), net	23,931	36,394	5,299

Income from operations	352,014	436,177	63,512
Interest income	97,857	99,787	14,530
Interest expense	(19,334)	(10,415)	(1,517)
Other gain or loss, net	11,619	—	—

Income before income tax and share of income on equity method investments	442,156	525,549	76,525
Income tax expenses	(150,774)	(122,613)	(17,854)

Income before share of income on equity method investments	291,382	402,936	58,671
Share of loss income on equity method investments	(2,600)	(13,475)	(1,962)

Net income	288,782	389,461	56,709

Less: net loss attributable to non-controlling interest	(1,103)	(828)	(121)

Net income attributable to the shareholders of Hello Group Inc.	289,885	390,289	56,830

Net income per share attributable to ordinary shareholders
Basic	0.73	1.04	0.15
Diluted	0.71	0.98	0.14
Weighted average shares used in calculating net income per ordinary share
Basic	395,240,339	377,017,080	377,017,080
Diluted	407,034,988	409,102,277	409,102,277

Hello Group Inc.

Unaudited Condensed Consolidated Statement of Comprehensive Income

(All amounts in thousands, except share and per share data)

	Three months
	Ended March 31
	2022	2023	2023
	RMB	RMB	US$
Net income	288,782	389,461	56,709
Other comprehensive income, net of tax:
Foreign currency translation adjustment	11,050	2,181	318

Comprehensive income	299,832	391,642	57,027
Less: comprehensive loss attributed to the non-controlling interest	(2,036)	(1,670)	(243)

Comprehensive income attributable to Hello Group Inc.	301,868	393,312	57,270

Hello Group Inc.

Unaudited Condensed Consolidated Balance Sheets

(All amounts in thousands, except share and per share data)

	December 31 2022 RMB	March 31 2023 RMB	March 31 2023 US$
Assets
Current assets
Cash and cash equivalents	5,018,129	5,369,904	781,919
Short-term deposits	5,300,000	5,199,364	757,086
Restricted cash	97,706	97,537	14,202
Short-term investments	300,240	302,970	44,116
Accounts receivable, net of allowance for doubtful accounts of RMB5,870 and RMB12,060 as of December 31, 2022 and March 31, 2023, respectively	188,711	182,925	26,636
Amounts due from related parties	55	—	—
Prepaid expenses and other current assets	819,706	1,269,201	184,810

Total current assets	11,724,547	12,421,901	1,808,769
Long-term deposits	2,600,000	2,300,000	334,906
Long-term restricted cash	82,766	82,411	12,000
Right-of-use assets, net	115,520	103,461	15,065
Property and equipment, net	172,984	151,414	22,048
Intangible assets, net	22,203	20,923	3,047
Rental deposits	20,737	20,737	3,020
Long-term investments	893,988	879,914	128,125
Other non-current assets	162,499	182,042	26,507
Deferred tax assets	34,343	33,902	4,937

Total assets	15,829,587	16,196,705	2,358,424

Liabilities and equity
Current liabilities
Accounts payable	617,022	628,075	91,456
Deferred revenue	484,775	475,893	69,295
Accrued expenses and other current liabilities	797,504	698,250	101,673
Amounts due to related parties	9,178	12,347	1,798
Lease liabilities due within one year	88,352	59,650	8,686
Income tax payable	68,765	62,372	9,082
Dividends payable	—	937,805	136,554
Deferred consideration in connection with business acquisitions	26,483	26,369	3,840
Convertible senior notes-current	2,646,168	2,636,964	383,972

Total current liabilities	4,738,247	5,537,725	806,356
Deferred tax liabilities	22,011	56,185	8,181
Lease liabilities	33,281	38,486	5,604
Other non-current liabilities	105,410	106,322	15,482

Total liabilities	4,898,949	5,738,718	835,623
Shareholder’s equity (i)	10,930,638	10,457,987	1,522,801

Total liabilities and shareholder’s equity	15,829,587	16,196,705	2,358,424

(i):	As of March 31, 2023, the number of ordinary shares outstanding was 377,655,265.

Hello Group Inc.

Unaudited Condensed Consolidated Statement of Cash Flows

(All amounts in thousands, except share and per share data)

	Three months Ended March 31
	2022 RMB	2023 RMB	2023 US$
Cash flows from operating activities:
Net income	288,782	389,461	56,709
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation of property and equipment	27,979	22,844	3,326
Amortization of intangible assets	1,279	1,279	186
Share-based compensation	108,616	81,657	11,891
Share of loss on equity method investments	2,600	13,475	1,962
Gain on repurchase of convertible senior notes	(11,619)	—	—
Gain or loss on disposal of property and equipment	(40)	67	10
Provision of losses on receivable and other assets	2	9,182	1,337
Changes in operating assets and liabilities:
Accounts receivable	2,649	(548)	(80)
Prepaid expenses and other current assets	(43,978)	24,352	3,546
Amounts due from related parties	—	55	8
Rental deposits	(2,453)	—	—
Deferred tax assets	(1,576)	440	64
Other non-current assets	41,615	(7,485)	(1,090)
Accounts payable	(88,958)	20,379	2,967
Income tax payable	(4,574)	(6,393)	(931)
Deferred revenue	(42,614)	(8,811)	(1,283)
Accrued expenses and other current liabilities	(132,218)	(132,733)	(19,327)
Amount due to related parties	(157)	3,169	461
Deferred tax liabilities	(95,385)	34,120	4,968
Other non-current liabilities	(6,640)	6,564	956

Net cash provided by operating activities	43,310	451,074	65,680
Cash flows from investing activities:
Purchase of property and equipment	(21,647)	(10,234)	(1,490)
Purchase of short-term deposits	—	(497,342)	(72,419)
Cash received on maturity of short-term deposits	910,000	900,000	131,050
Cash received on investment income distribution	3,523	—	—
Purchase of long-term deposits	(1,150,000)	—	—
Other investing activities	4	738	107

Net cash (used in) provided by investing activities	(258,120)	393,162	57,248
Cash flows from financing activities:
Deferred payment for business acquisition	(5,563)	—	—
Proceeds from exercise of share options	31	3	—
Payment in relation to the share repurchase program	—	(3,237)	(471)
Repurchase of subsidiary’s share options	(4,427)	(1,539)	(224)
Payment for redemption of convertible bonds	(110,007)	—	—
Prepayment in relation to redemption of convertible bonds	—	(478,786)	(69,717)

Net cash used in financing activities	(119,966)	(483,559)	(70,412)
Effect of exchange rate changes	(15,611)	(9,426)	(1,370)

Net (decrease) increase in cash and cash equivalents	(350,387)	351,251	51,146
Cash, cash equivalents and restricted cash at the beginning of period	5,647,034	5,198,601	756,975
Cash, cash equivalents and restricted cash at the end of period	5,296,647	5,549,852	808,121

Hello Group Inc.

Reconciliation of Non-GAAP financial measures to comparable GAAP measures

(All amounts in thousands, except per share data)

1.	Reconciliation of Non-GAAP cost and operating expenses, income from operations, and net income to comparable GAAP measures.

	Three months			Three months			Three months
	Ended March 31, 2022			Ended March 31, 2023			Ended March 31, 2023
	GAAP RMB	Share-based compensation RMB	Non-GAAP RMB	GAAP RMB	Share-based compensation RMB	Non-GAAP RMB	GAAP US$	Share-based compensation US$	Non-GAAP US$
Cost of revenues	(1,821,388)	3,078	(1,818,310)	(1,664,188)	1,635	(1,662,553)	(242,325)	238	(242,087)
Research and development	(250,195)	20,974	(229,221)	(236,803)	22,372	(214,431)	(34,481)	3,258	(31,223)
Sales and marketing	(588,577)	10,605	(577,972)	(379,786)	7,746	(372,040)	(55,301)	1,128	(54,173)
General and administrative	(159,835)	73,959	(85,876)	(138,298)	49,904	(88,394)	(20,138)	7,267	(12,871)

Cost and operating expenses	(2,819,995)	108,616	(2,711,379)	(2,419,075)	81,657	(2,337,418)	(352,245)	11,891	(340,354)
Income from operations	352,014	108,616	460,630	436,177	81,657	517,834	63,512	11,891	75,403
Net income attributable to Hello Group Inc.	289,885	108,616	398,501	390,289	81,657	471,946	56,830	11,891	68,721

Hello Group Inc.

Unaudited Condensed Segment Report

(All amounts in thousands, except share and per share data)

	Three months
	Ended March 31, 2023
	Momo RMB	Tantan RMB	QOOL RMB	Total RMB	Total US$
Net revenues:
Live video service	1,289,718	139,622	—	1,429,340	208,128
Value-added service	1,193,544	167,925	—	1,361,469	198,246
Mobile marketing	20,021	1,050	—	21,071	3,068
Mobile games	3,699	—	—	3,699	539
Other services	3,137	—	142	3,279	477

Total net revenues	2,510,119	308,597	142	2,818,858	410,458
Cost and expenses (ii):
Cost of revenues	(1,500,531)	(163,114)	(543)	(1,664,188)	(242,325)
Research and development	(169,308)	(67,495)	—	(236,803)	(34,481)
Sales and marketing	(312,640)	(65,852)	(1,294)	(379,786)	(55,301)
General and administrative	(128,078)	(7,746)	(2,474)	(138,298)	(20,138)

Total cost and expenses	(2,110,557)	(304,207)	(4,311)	(2,419,075)	(352,245)
Other operating income, net	35,478	854	62	36,394	5,299

Income (loss) from operations	435,040	5,244	(4,107)	436,177	63,512
Interest income	99,531	204	52	99,787	14,530
Interest expense	(10,415)	—	—	(10,415)	(1,517)

Income (loss) before income tax and share of income on equity method investments	524,156	5,448	(4,055)	525,549	76,525
Income tax expenses	(121,642)	(971)	—	(122,613)	(17,854)

Income (loss) before share of income on equity method investments	402,514	4,477	(4,055)	402,936	58,671
Share of loss on equity method investments	(13,475)	—	—	(13,475)	(1,962)

Net income (loss)	389,039	4,477	(4,055)	389,461	56,709

(ii)	Share-based compensation was allocated in cost of revenues and operating expenses as follows:

	Three months
	Ended March 31, 2023
	Momo	Tantan	QOOL	Total	Total
	RMB	RMB	RMB	RMB	US$
Cost of revenues	1,618	17	—	1,635	238
Research and development	13,170	9,202	—	22,372	3,258
Sales and marketing	7,741	5	—	7,746	1,128
General and administrative	49,896	8	—	49,904	7,267

Total cost and expenses	72,425	9,232	—	81,657	11,891

Hello Group Inc.

Reconciliation of GAAP and NON-GAAP Results of Unaudited Segment Report

(All amounts in thousands, except share and per share data)

	Three months
	Ended March 31, 2023
	Momo	Tantan	QOOL	Total	Total
	RMB	RMB	RMB	RMB	US$
Income (loss) from operations	435,040	5,244	(4,107)	436,177	63,512
Share-based compensation	72,425	9,232	—	81,657	11,891

Non-GAAP income (loss) from operations	507,465	14,476	(4,107)	517,834	75,403

Net income (loss)	389,039	4,477	(4,055)	389,461	56,709
Share-based compensation	72,425	9,232	—	81,657	11,891

Non-GAAP net income (loss)	461,464	13,709	(4,055)	471,118	68,600

Hello Group Inc.

Unaudited Condensed Segment Report

(All amounts in thousands, except share and per share data)

	Three months
	Ended March 31, 2022
	Momo	Tantan	QOOL	Total	Total
	RMB	RMB	RMB	RMB	US$[1]
Net revenues:
Live video service	1,483,523	125,200	—	1,608,723	253,770
Value-added service	1,259,592	223,839	—	1,483,431	234,006
Mobile marketing	27,873	—	—	27,873	4,397
Mobile games	25,497	—	—	25,497	4,022
Other services	2,390	—	164	2,554	402

Total net revenues	2,798,875	349,039	164	3,148,078	496,597
Cost and expenses (iii):
Cost of revenues	(1,644,827)	(176,215)	(346)	(1,821,388)	(287,317)
Research and development	(188,299)	(61,896)	—	(250,195)	(39,467)
Sales and marketing	(317,680)	(270,147)	(750)	(588,577)	(92,846)
General and administrative	(147,196)	(8,076)	(4,563)	(159,835)	(25,213)

Total cost and expenses	(2,298,002)	(516,334)	(5,659)	(2,819,995)	(444,843)
Other operating income	18,346	5,544	41	23,931	3,775

Income (loss) from operations	519,219	(161,751)	(5,454)	352,014	55,529
Interest income	97,743	52	62	97,857	15,437
Interest expense	(19,334)	—	—	(19,334)	(3,050)
Other gain or loss, net	11,619	—	—	11,619	1,833

Income (loss) before income tax and share of income on equity method investments	609,247	(161,699)	(5,392)	442,156	69,749
Income tax expenses	(150,105)	(669)	—	(150,774)	(23,784)

Income (loss) before share of income on equity method investments	459,142	(162,368)	(5,392)	291,382	45,965
Share of loss on equity method investments	(2,600)	—	—	(2,600)	(410)

Net income (loss)	456,542	(162,368)	(5,392)	288,782	45,555

(iii)	Share-based compensation was allocated in cost of revenues and operating expenses as follows:

	Three months
	Ended March 31, 2022
	Momo	Tantan	QOOL	Total	Total
	RMB	RMB	RMB	RMB	US$
Cost of revenues	1,847	1,231	—	3,078	486
Research and development	18,453	2,521	—	20,974	3,309
Sales and marketing	10,590	15	—	10,605	1,673
General and administrative	73,913	46	—	73,959	11,667

Total cost and expenses	104,803	3,813	—	108,616	17,135

[1]

All translations from RMB to U.S. dollars are made at a rate of RMB6.3393 to US$1.00, the effective noon buying rate for March 31, 2022 as set forth in the H.10 statistical release of the Federal Reserve Board.

Hello Group Inc.

Reconciliation of GAAP and NON-GAAP Results of Unaudited Segment Report

(All amounts in thousands, except share and per share data)

	Three months
	Ended March 31, 2022
	Momo	Tantan	QOOL	Total	Total
	RMB	RMB	RMB	RMB	US$
Income (loss) from operations	519,219	(161,751)	(5,454)	352,014	55,529
Share-based compensation	104,803	3,813	—	108,616	17,135

Non-GAAP income (loss) from operations	624,022	(157,938)	(5,454)	460,630	72,664

Net income (loss)	456,542	(162,368)	(5,392)	288,782	45,555
Share-based compensation	104,803	3,813	—	108,616	17,135

Non-GAAP net income (loss)	561,345	(158,555)	(5,392)	397,398	62,690